

DRIVER MANAGEMENT COMPANY LLC

A New Foundation for First Foundation:

The Case for Replacing John Hakopian with Allison Ball

June 2023

Disclaimer



The materials contained herein (the "Materials") represent the opinions of Driver Management Company LLC and the other participants named in the proxy solicitation (collectively, "Driver," the "Driver Group" or "we") and are based on publicly available information with respect to First Foundation Inc. (the "Company"). The Driver Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Driver Group's conclusions. The Driver Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Driver Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Driver Group herein are based on assumptions that the Driver Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.
Certain members of the Driver Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Driver Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Driver Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Driver Group expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Driver Group. Although the Driver Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Driver Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, the Driver Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Executive Summary

Electing Ms. Ball is a necessary, and targeted, first step to rebuilding the broken foundation at First Foundation

First Foundation's Board has Overseen a Failed Strategy Resulting in Shocking Value Destruction

- ☒ First Foundation (FFWM, the Company) has realized significant absolute and relative value destruction over every relevant time period
- ☒ The Board, including its 3 management insiders, have overseen a failed strategy marked by:
  - ☒ Over-concentration in multifamily loans
  - ☒ Over-concentration in depositors
  - ☒ Lack of any Board Risk Committee and effective risk oversight
  - ☒ Significant executive team turnover
  - ☒ Shocking leniency with permitting management team pledging and sales of shares & outside business activities
- ☒ In response to Driver's engagement, the Board:
  - ☒ Handed off the exercise of its fiduciary duty to FFWM management
  - ☒ Spear-headed a campaign of harassment and intimidation revealing a significant lack of respect for good governance on behalf of all shareholders

Our nominee, Ms. Allison Ball, will introduce an independent, fresh, perspective to bring common-sense oversight into the boardroom

- ☑ Ms. Ball's **exceptional career** at Meta, Hanover Investment Management and Goldman Sachs introduces a **high-quality candidate with a richly diverse experience set** into First Foundation's stale boardroom

- ☑ Ms. Ball's **expertise in technology** will be an asset to a Company that claims to be a Fin-tech organization, despite not having a single person with tech expertise on the Board

- ☑ Ms. Ball's election would **result in all incumbent independent directors remaining on the Board**, and **would retain Mr. Hakopian in his management role**

- ☑ Ms. Ball's **strong track record as a leader who drives collaboration and values collegiality** will effectively launch the reconstituted Board's necessary work of asking hard questions about FFWM's strategy, governance, management team leadership and fiduciary duty going forward

Table of Contents



Total Shareholder Return[1]

-6,029 bps Difference   **-7,975 bps Difference**   **-6,972 bps Difference**

	One Year	Three Year	Five Year
■ FFWM(a)	-77.53%	-68.19%	-73.81%
■ Proxy Peers(b)	-26.14%	9.47%	-16.35%
■ ISS Peers(c)	-29.37%	2.59%	-24.03%
■ Glass Lewis Peers(d)	-17.55%	20.78%	-7.05%
■ S&P US SmallCap Bank Index(e)	-26.09%	10.80%	-19.22%
■ S&P US BMI Bank Index(f)	-17.24%	11.56%	-4.09%

[1] Note: Data per S&P Capital IQ, unless noted otherwise. Peer data is median for selected peer group. TSR is for periods ended June 6, 2023.

a) First Foundation
b) Proxy Peers include: HOMB, BOH, CATY, IBTX, HOPE, AX, CVBF, BANR, IBOC, FFIN, SCBF,VBTX, TCBK, BANC, HMST, SBSI, HFWA, CPF, WABC, NBHC and TBK
c) ISS Peers include: BANC, BANR, BMRC, CATC, CATY, COLB, CPF, CVBF, FIBK, FMBL, FMCB, HAFC, HMST, HOPE, HTBK, HTLF, INBK, NBHC, PFBC, SYBT, TCBK and WABC
d) Glass Lewis Peers include: TCBK, BANC, WABC, NBHC, SBSI, BRKL, LBAI, TBBK, SRCE, CNOB, HFWA, BANR, CVBF and COLB
e) S&P United States SmallCap Bank (Industry Group) Index
f) S&P United States BMI Bank Index


A Dramatic Drop in Profitability

Return on Average Assets %

	Q32021	Q42021	Q12022	Q22022	Q32022	Q42022	Q12023
ISS Peers	1.25	1.21	1.07	1.18	1.27	1.27	1.14
Glass Lewis Peers	1.34	1.22	1.22	1.27	1.34	1.41	1.27
Proxy Peers	1.35	1.33	1.27	1.30	1.35	1.36	1.20
FFWM	1.88	1.15	1.18	1.24	0.98	0.55	0.26
S&P US SmallCap Bank Index	1.38	1.33	1.26	1.31	1.44	1.35	1.46
S&P US BMI Bank Index	1.19	0.99	0.97	0.92	1.02	0.94	1.31



First Foundation Has Performed Disproportionally Worse — And by a Large Margin — Than Peers in a Rising Rate Environment



FFWM Was Unprepared for Higher Interest Rates

Description	Q32021	Q42021	Q12022	Q22022	Q32022	Q42022	Q12023
ISS Peers	3.13	3.03	3.01	3.25	3.55	3.69	3.48
Glass Lewis Peers	3.25	3.16	3.11	3.35	3.69	3.91	3.75
Proxy Peers	3.36	3.35	3.30	3.51	3.80	4.00	3.84
FFWM	3.07	3.18	3.00	3.18	3.10	2.45	1.84
Fed Funds Eff Rate	0.08	0.08	0.20	1.21	2.56	4.10	4.65

Source: S&P Capital IQ, Bloomberg

The Prior Tightening Cycle Should Have Alerted First Foundation to the Risks of a Rising Rate Environment



First Foundation Has Experienced Dramatic Net Interest Margin Compression Compared to Peers

First Foundation was on notice of the risks of a rising rate environment. In fact, 7 of 10 incumbent directors were on the Board in 2018

The Prior Tightening Cycle Should Have Alerted First Foundation to the Risks of a Rising Rate Environment

First Foundation's Cost of Deposits Have Increased Rapidly and Materially Compared to Peers


Cost of Deposits/Fed Funds Effective Rate %
First Foundation was on notice of the risks of a rising rate environment
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
2014Q1 2014Q2 2014Q3 2014Q4 2015Q1 2015Q2 2015Q3 2015Q4 2016Q1 2016Q2 2016Q3 2016Q4 2017Q1 2017Q2 2017Q3 2017Q4 2018Q1 2018Q2 2018Q3 2018Q4 2019Q1 2019Q2 2019Q3 2019Q4 2020Q1 2020Q2 2020Q3 2020Q4 2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1
ISS Peers
Glass Lewis Peers
Proxy Peers
FFWM
Fed Funds Eff Rate



First Foundation is an Outlier in Terms of Multifamily Exposure

Multifamily loans are primarily fixed rate. Thus, in a rising rate environment, their value declines precipitously

"Banks with high levels of mortgages may be particularly impacted as these loans, even commercial mortgages, tend to have at least certain periods where payments are made based on fixed rates." [1]

"Historical evidence demonstrates that financial institutions with weak risk management and high CRE credit concentrations are exposed to a greater risk of loss and failure." [2]

FFWM
- 47.7%
- 52.3%

Proxy Peers
- 4.7%
- 95.3%

ISS Peers
- 5.1%
- 94.9%

Glass Lewis Peers
- 6.0%
- 94.0%

■ Other ■ Multifamily

Multifamily Loans as a % of Total Loans - Average for the Years Q1 2017- Q1 2023

[1] Statements by Martin Gruenberg, Chairman, FDIC, regarding Oversight and Prudential Regulators, May 16, 2023
[2] Interagency Statement on Prudent Risk Management for Commercial Real Estate Lending, December 18, 2015



Deposit Concentration Creates Known Liquidity Risk

First Foundation's 10-K has included a risk factor warning of the liquidity risk posed by its reliance on a small handful of depositors since going public in 2013

From First Foundation's 10-K for the year ended December 31, 2022:

"Our high concentration of large depositors may increase our liquidity risk, and the loss of any large depositor may negatively impact our net interest margin.

As of December 31, 2022, our five largest bank depositors accounted for, in the aggregate, 20% of our total deposits. As a result, a material decrease in the volume of those deposits by a relatively small number of our depositors could reduce our liquidity, in which event it could become necessary for us to replace those deposits with higher-cost deposits, the sale of securities or FHLB borrowings, which would adversely affect our net interest income and, therefore, our results of operations."

Year Ended	# of Largest Depositors	Aggregate % of Total Deposits
2013	6	36%
2014	6	36%
2015	6	24%
2016	8	30%
2017	9	34%
2018	8	21%
2019	4	18%
2020	9	31%
2021	7	22%
2022	5	20%

[1] Source Company Filings



Troubling Trends with the Management Team

Bleak performance led to a management team exodus in 2022…

Faced with a record of underperformance that saw FFWM's stock drop 42% in 2022 – before the regional banking crisis headlines even began – the management team fled

- CEO David DePillo: Quit November 7
- CFO Kevin Thompson
  - Named Interim CEO on November 7 following DePillo's resignation
  - Quit November 18
- COO Lindsay Lawrence: Quit December 2

…And those who remain appear highly distracted from what should be their "day jobs" at First Foundation

CEO Kavanaugh's outside business activities:

- Since 2008: Member Colorado Federal Savings Bank Board & its parent holding company Silver Queen Financial
- Since 2015: Director for Nexpoint Residential Trust Inc., a publicly traded REIT
- Since 2020: Director for NexPoint Real Estate Finance
- Since 2018: Director for Vinebook Homes Trust, Inc.

COO Naghibi's outside business activities:

- Founder and CEO of Black Crown Inc. and Black Crown Law APC where he is the self-styled "Renaissance Real Estate Man"

Excerpt from FFWM COO's Black Crown's website is shocking in many respects: "…Mr. Naghibi, a licensed attorney, real estate broker and general contractor, ***also*** serves as EVP - Chief Credit Officer of First Foundation…**This black swan of a real estate company is led by a black swan of a businessman in Christopher Naghibi**, whose work is disrupting this modern notion of specialization is what truly sets him apart."
- https://nyweekly.com/uncategorized/christopher-naghibi-the-renaissance-real-estate-man/

[1] Source Company Filings

First Foundation's Entrenchment Playbook

- Driver delivered its notice of nomination to First Foundation on December 30, 2023, the day the nomination window opened; First Foundation notified Driver that it was rejecting the notice of nomination on February 22, 2023, fifty-four (54) days after receipt of Driver's notice of nomination and twenty-four (24) days after the nomination window closed

- Following the nomination notice submission, the Company engaged in a number of scorched-earth tactics, including:
  - Hiring private investigators to conduct opposition research not only on Driver's principal, Ms. Ball and Lila Flores, but also on their "***spouses, kids, parents, etc***."
  - Letter-writing bullying campaign to a nominee's husband's partners at his place of work

- Driver was forced to file a lawsuit in the Delaware Court of Chancery to enforce its fundamental right as a stockholder to nominate candidates for election to director
  - Only after five current and former directors and members of First Foundation management were deposed, thousands of documents were produced in discovery and two court hearings did First Foundation agree to accept Driver's notice of nomination
  - First Foundation has yet to disclose the total cost of its efforts to block Ms. Ball's nomination, which costs would include the fees and expenses of two law firms, multiple "opposition research" firms and other consultants and advisors

- Driver believes that First Foundation's actions are part of a disturbing trend whereby a corporation rejects a stockholder's notice of nomination, forcing the stockholder to expend considerable resources simply to exercise a stockholder's fundamental right to nominate candidates for election to director

- *Please see the Appendix for more details on First Foundation's campaign of entrenchment*

Other examples include Blackwells/Global Net Lease, Blackwells/Necessity Retail REIT, Legion/Primo Water and Driver/AmeriServ

The Board's Shocking Abdication of
Its Fiduciary Duty to Oversee the Director Nomination Process

The Board undertook a shocking and unprecedented effort to entrench itself by completely abdicating its responsibility for the director nomination process to the management team and its advisors

In a complete abdication of the Board's responsibility to represent shareholders, the incumbent directors delegated review of Driver's nomination notice to the Company's "<u>employees and advisors</u>."

The Company and its representatives confirmed in depositions that:

"<u>It was First Foundation's management</u>, not its full Board, <u>that determined that Driver failed to comply</u> with the Company's bylaws."

"…because assessing compliance with the advance notice bylaws involves technical and detailed inquiries . . . <u>Plaintiff's nomination materials were reviewed by First Foundation's employees and advisors, **not the Board**</u>."

This **shocking, never-before-attempted, effort to avoid accountability for the director nomination process**, is in direct conflict with:

☒ Delaware fiduciary duty law

☒ All the Company's rules regarding director nominations, including the:

☒ Company's Bylaws

☒ Nominating Committee Charter

☒ Advance Notice Questionnaire

☒ Plain language of the 2023 proxy statement

A "Behind-the-Scenes" Bullying Campaign

First Foundation Hired Multiple "Opposition Research" Firms in a Futile Attempt to "Find Something Spicy" to Discredit Allison Ball as Part of a Larger Plan to Harass and Intimidate Driver's Nominees

 

First Foundation hired 3 separate firms to conduct opposition research, targeting the Driver nominees, as well as ***their spouses, business associates, and minor children***

- An Improper Waste of Company Resources -

Ms. Flores, Driver's original second candidate, stepped down after her husband, and the named partners at his law firm were subjected to a barrage of letters with "requests for document preservation" (6 letters over a 26-day period)

– A Transparent Attempt at Intimidation–

Mr. Kavanaugh and Ms. Wherry took an active role in initiating a smear campaign against highly qualified, independent candidates that threatened their status quo

– A Personal Vendetta–

Excerpts from Driver's Complaint

"Company management reacted with glee as they uncovered things that they believed would be embarrassing to Ms. Ball and Ms. Flores…"

In response to the email disclosing the Podcast, Shannon Wherry, the Company's Vice President for Corporate Communications asked, "Which episodes did you listen too? We're looking for some good quotes. I'm gonna start listening to them but wanted to see if you got anything from what you heard that's spicy. Scott [Kavanaugh, the President & CEO]'s so happy!"

In response, the Crescent investigator wrote, "By spicy – I assume you mean most embarrassing…" and then proceeded to list anecdotes and quotes from the nominee's Podcast that the investigator deemed "embarrassing." The investigator closed with, "I am happy to try and find more possible quotes for you – just let me know. Glad Scott is pleased."

How Did First Foundation's Futile Attempt to Harrass Driver's Nominees and Block Allison Ball's Nomination Benefit Stockholders?

Scott Kavanaugh's Delight When He "Knifes" Ms. Flores' Candidacy

We believe this communication from Scott Kavanaugh, the CEO, encapsulates the
lack of civility, decorum and fiduciary duty at the top of the Company and boardroom's leadership

Lila backed out
Scott Kavanaugh 2/22/23 7:33pm

Lila Flores
Scott Kavanaugh 2/22/23 7:35pm

One of the nomi
Scott Kavanaugh 2/22/23 7:35pm

One of the nominees
Scott Kavanaugh 2/22/23 7:35pm

Who?
Aaron Packles 2/22/23 7:34pm

Oh!!!!
Aaron Packles 2/22/23 7:35pm

You strong like BULL
Aaron Packles 2/22/23 7:36pm

Seriously GREAT news. You just made my day. Can't wait to talk about this with people. Looking forward to the public disclosure.
Aaron Packles 2/22/23 7:51pm


Aaron Packles 2/22/23 7:51pm


Aaron Packles 2/22/23 7:52pm


Scott Kavanaugh 2/22/23 7:53pm

- While Messrs. Kavanaugh and Packles discussed "looking forward to the public disclosure" – **we presume they didn't mean they were looking forward to their underhanded efforts to destroy the reputation of a woman and her family seeing the light of day**

- Imagine if the company had used its energy and resources to focus on risk management, and not a smear campaign?

- We believe all shareholders would benefit from Ms. Ball's independent, fiduciary-minded, voice in the boardroom

- Faced with a coordinated, well-funded smear campaign that failed to find any disqualifying information, Ms. Ball has stood strong in her candidacy, despite knowing the knives were out for her

An Entrenched Board with a "Founders First, Stockholders Last" Mentality

- **Half of the Board** is either members of management or joined the Board through acquisitions of their predecessor companies
- **Weaponized the advance notice bylaws** to deny Driver its fundamental right to nominate shareholders
- **Expensive and distracting litigation** required to overcome the Board's refusal to allow shareholders access to the ballot
- Purportedly "strict" No Hedging policy…doesn't apply to Scott Kavanaugh, **First Foundation's CEO, who has pledged 93% of his First Foundation shares**
- **Comprehensive, deeply misogynistic, character assassination effort** targeting two experienced, female independent director nominees, their spouses, **their minor children,** and their business associates
- **Excessive outside business activities for a CEO** who seems more concerned with creating value for stockholders of other corporations, not First Foundation stockholders
    - Scott Kavanaugh is currently a director of Colorado Federal Savings Bank and its parent holding company, Silver Queen Financial Services, Inc., Nexpoint Residential Trust Inc., NexPoint Real Estate Finance and VineBrook Homes Trust, Inc.
- The **Board never saw Ms. Ball's nomination notice**
    - Board entirely abdicated its responsibility to review Driver's Notice of Nomination to Scott Kavanaugh
    - Mr. Kavanaugh, entirely on his own, made the decision to reject Driver's Notice of Nomination
    - How can a board effectively oversee a CEO when that CEO claims the right to decide who can stand for election to director?
- **Total refusal to entertain any settlement discussions regarding** *one board seat* – is clear evidence of entrenchment
    - Not a single independent incumbent director is being asked to step down
    - Mr. Hakopian will remain on the management team with a reconstituted Board

Other examples include Blackwells/Global Net Lease, Blackwells/Necessity Retail REIT, Legion/Primo Water and Driver/AmeriServ

Ms. Ball's Promise of a New Foundation for First Foundation

Our nominee, Ms. Ball, brings necessary expertise to the boardroom to help protect shareholders from the risks of the past and chart a new path for long-term growth

Historic FFWM Risks	Key Board Capabilities	Ms. Ball	Mr. Hakopian
☒ Lack of empowered, independent voices to challenge failed status quo and enhance risk management ☒ Long-tenured, redundant incumbent Board: 　☒ 30% current management team 　☒ 20% joined Board through historic acquisitions	• Independent perspective • Empowered to ask common sense questions to challenge strategy • Financial acumen • Investor mindset	☑ Introduces an independent, fiduciary, mindset ☑ Investment Partner for Hanover, and Partner at Accelerated Advisory – investing in and advising visionary founders and leadership teams to drive long-term, successful growth	☒ 30+ year tenured First Foundation executive who failed to use lessons learned from long career to guide First Foundation through obvious risks from today's rising interest rate environment ☒ Heavy selling of First Foundation Stock in past 3 years, including sale of ~25% of his holdings (186,000 shares) in March 2023 just as the banking crisis began
☒ Inability to retain executive team ☒ Permits senior leadership to be distracted by multiple, conflicted, outside interests during a time of industry upheaval and shocking absolute and relative TSR decline	• Executive leadership collaboration • Oversight and development of human capital	☑ Successful career at Meta (f/k/a Facebook), where she held multiple positions as a Product Leader, managing large teams and creating cultures that prioritized collaboration and operational excellence	☒ Member of First Foundation executive team that oversaw loss of CEO, CFO and COO in January 2023 ☒ Permits CEO to pledge +90% of his stock ☒ Elevated the company's current COO, despite the COO's dedication to significant outside and potentially-conflicted business interests as the "Renaissance real estate man"
☒ Positioning First Foundation as providing "traditional banking services....with the same features as a fintech" – and yet no incumbent director has tech expertise	• Understanding of technology and its capabilities to address business needs and manage business risks	☑ Deep expertise in technology product development as a senior executive at Meta (f/k/a Facebook) ☑ Record of successful identification and investment in early-stage technology efforts	☒ No background in technology

Table of Contents

The Case for Change

Allison Ball Will Bring Needed Independent Perspective to the Board

Appendix

Allison Ball Will Add an Independent Voice and Bring Relevant Expertise to an Insider Dominated Board



ALLISON BALL
Ms. Ball brings a track record as a successful executive, advisor and investor across a diverse range of organizations – from the highly complex like Meta Platforms, where she led large teams on highly-public and sensitive topics, to the highly transformative early-stage tech companies and founders she invests in and advises.

Current Employment
- Investment Partner, Hanover Technology Investment Management ("Hanover")
- Partner, Accelerated Advisory, LLC

Prior Employment
- 2020-2021: Co-Founder, Assembly – a post-COVID hospitality tech company
- 2018-2020: Vice President of Product, VSCO
- 2011-2018: Multiple senior positions, including Product Leader, Meta Platforms (f/k/a Facebook)
- 2015-2016: COO, Driver – a genomics-driven cancer therapeutics start-up
- Analyst, Goldman, Sachs Group, Inc.

Education: Princeton A.B., English Language and Literature

Ms. Ball Brings a Wealth of Independent Expertise to Rebuild the Foundation

✅ **Independent voice that challenges the status quo**
- o Electing Allison Ball would replace John Hakopian, a redundant, *third management director* with an independent voice committed to preserving and increasing shareholder value
- o Will work to establish a board level risk committee comprised of independent directors

✅ **Financial acumen, capital allocation & an investor's mindset**
- o As an investment partner at Hanover, Ms. Ball invests in and advises early-stage tech start up companies on a diverse range of issues, including capital allocations, growth strategy, human resources, and transformation

✅ **Technology expertise**
- o First Foundation describes itself as providing "traditional banking services...with the same features as a fintech" — and yet, no incumbent director has direct experience in the tech industry

✅ **Operational excellence**
- o As a senior leader at Meta Platforms (f/k/a/ Facebook), Ms. Ball led large teams focused on some of the company's most high-profile, public products

Allison Ball: A Seasoned Leader Who Will Introduce Effective, Common-Sense Oversight in the Boardroom

ALLISON BALL



Ms. Ball, a highly accomplished professional, will bring a fresh perspective, a wealth of relevant experience, and an objective, independent mindset to challenge the status quo.

Beginning her career in banking at Goldman, Sachs & Co, Ms. Ball continued her career as a successful tech executive at Meta (f/k/a Facebook) and is currently an Investment Partner for Hanover Technology Investment Management. Ms. Ball has developed a deep understanding of how to drive business results through operational excellence and creating team-oriented cultures to drive long-term sustainable outcomes for the business.

Ms. Ball will ask the tough questions that the incumbent Board and management team should have been focused on for years, such as…

✓ **Why is First Foundation's exposure to multifamily loans orders of multitudes higher than peers?**

✓ **Why is First Foundation reliant on a handful of large depositors?**

✓ **Why didn't First Foundation learn its lessons from the last Fed tightening cycle?**

✓ **Why doesn't First Foundation have a board level risk committee?**

✓ **What type of management team succession planning should we embark on given that the CEO, CFO and COO all quit over a month in 2022?**

✓ **What are the governance and risk implications of allowing our CEO to pledge >90% of his First Foundation common stock?**

✓ **Why did Mr. Hakopian sell >25% of his First Foundation holdings in March?**

✓ **Is it appropriate for our CEO to sit on the Boards of other, public traded companies, including a potential competitor?**

✓ **How does aggressively seeking to avoid a contested director election fight benefit First Foundation stockholders?**

Troubling Lack of Board Independence has Empowered the "Yes Men Echo Chamber" and Resulted in Shockingly Weak Performance

It is troubling that a community bank Board so highly concentrated with insiders (50% of the incumbent directors are either current executives or received their positions through prior acquisitions) has failed to put in place customary guardrails to ensure independent oversight – like an independent Risk Committee

	Scott Kavanaugh	Ulrich Keller	John Hakopian	Max Briggs	David Lake
FFWM Connection	CEO	Executive Chairman	President of First Foundation Advisors (FFA)	Director; Joined FFWM through 2012 acquisition of Desert Commercial Bank ("DCB"), where he was Chairman	Director; Joined through 2018 acquisition of PBB Bancorp (PBB), where he was Chairman
Effective Tenure	**16 years** • FFWM Vice-Chairman since 2007	**33 years** • CEO of FFA from 1990; FFA Executive Chairman since 2009 • On FFWM's Board since founded in 2007 • FFWM Executive Chairman since 2007 • FFWM CEO from 2007-2009	**33 years** • CEO of FFA from 1990 • On FFWM's Board since founded in 2007	**18 years** • Joined FFWM in 2012 • DCB Chairman since 2005	**17 years** • On Board of Premier Business Bank, a PBB subsidiary, since 2006; • PBB Chairman since 2014

Is it any surprise that performance has utterly failed in the absence of robust diversity of viewpoint and experience?

First Foundation's Third Management Director, John Hakopian, Is Redundant as a Board Member and Should be Replaced by an Independent Director

Diverse Work Experience ✓

Allison Ball

Ms. Ball has experience as an operator, business leader and financial professional gained at leading firms (Meta, VSCO, Goldman Sachs) as well as a venture investor

✗

John Hakopian

Limited to 33 years with First Foundation Advisors; especially redundant to Chairman Rick Keller

Expertise in Technology ✓

Allison Ball

Current tech venture investor and former business leader at Meta and VSCO; credited as the inventor of nine patents

✗

John Hakopian

No experience in technology

Board Committee Eligibility ✓

Allison Ball

As an independent director, Allison is eligible for all three board committees

✗

John Hakopian

As a non-independent director, Mr. Hakopian is ineligible for standing Board committees

Board & Shareholder Impact ✓

Allison Ball

Allison would add a needed independent voice and willingness to question the status quo

✗

John Hakopian

Redundant management director who, as an officer, will still be available to the Board as needed

---

Ms. Ball will bring a fresh, fiduciary-focused, shareholder-aligned, perspective; as opposed to Mr. Hakopian who is effectively 33 years tenured and is a habitual seller of the Company's common stock - having sold +1.2mm shares, including 185K in 2023 alone

Vote FOR Ms. Ball

Electing Ms. Ball is a necessary, and targeted, first step to rebuilding the broken foundation at First Foundation

- ☑ Ms. Ball's **exceptional career** at Meta (f/k/a Facebook), Hanover Investment Management and Goldman Sachs introduces a high-quality candidate with a richly diverse experience set into First Foundation's stale boardroom
- ☑ Ms. Ball will **introduce a fresh, common sense, fiduciary-focused, independent perspective** to invigorate the incumbent Board's oversight of a historically failed strategy that has driven massive value destruction – on an absolute and relative basis – over every relevant timeframe
- ☑ Ms. Ball's **expertise in technology** will be an asset to a Company that claims to be a Fin-tech organization, despite not having a single person with tech expertise on the Board
- ☑ Ms. Ball's election would **result in all incumbent independent directors remaining on the Board**, and **would retain Mr. Hakopian in his management role**
- ☑ Ms. Ball's strong track record as **a leader who drives collaboration and values collegiality** will effectively launch the reconstituted Board's necessary work of asking hard questions about strategy, governance, management team leadership and fiduciary duty going forward

Table of Contents

The Case for Change

Allison Ball Will Bring Needed Independent Perspective to the Board

Appendix

First Foundation Makes Every Effort to Block Nominations…



Driver Mgmt. requests nomination questionnaire from First Foundation

Allison Ball and Lila Flores nominated for election to the Board of First Foundation by Driver Mgmt. through official notice of nomination sent along with a *completed customary questionnaire* and a request of prompt advisement of any deficiencies

Driver Mgmt. **submits completed questionnaire** provided by First Foundation

Nomination Period closes with no further communication from First Foundation

12/16

12/30

01/16

01/29

12/29

01/09

01/24

First Foundation requests extension to provide questionnaire by 1/9/23

First Foundation provides questionnaire 9 days after the opening of the nomination window

First Foundation retains investigator to conduct opposition research The investigator promises to conduct "opposition research" not just on Ms. Ball and Ms. Flores, but on their "spouses, kids, parents, etc."

Nomination Window 12/30/22-1/29/23

First Foundation Makes Every Effort to Block Nominations (Continued)

First Foundation Begins Harassment Campaign and sends six harassing letters to Ms. Flores' husband over 26 days, gratuitously copying the named partners at Mr. Flores' law firm in a transparent attempt to bully Mr. Flores and, by extension, Ms. Flores

Ms. Flores, due to ongoing harassment, requests that Driver withdraws her nomination

Driver brings an action in the Delaware Court of Chancery to enforce its right to nominate candidates for director

02/02



02/06



02/07



02/22



02/22

03/07



First Foundation sends **notice of alleged deficiencies** in nomination documents

First Foundation sends letter requesting additional information and that **nominees submit to screening interviews**

First Foundation declares that Driver's notice of nomination is invalid



First Foundation Has Already Abandoned These Claims in Litigation . . .

First Foundation's Tired Claims	Reality
Ms. Ball failed to disclose her role as Chief Product Officer of Grata	Ms. Ball was serving as Chief Marketing Officer of Grata in her capacity as a Partner at Accelerated Advisory Group, LLC pursuant to an independent contractor agreement between Grata and Accelerated; Ms. Ball's role at Accelerated was disclosed in Driver's Notice of Nomination
Ms. Ball failed to disclose a former position as Chief Operating Officer of Driver, a genome-driven cancer therapeutics start up	Ms. Ball's role at Driver *was specifically disclosed* in Driver's Notice of Nomination
Ms. Ball is willing to "break the rules" based on the following quote—presented with no context—from the Hell or High Ranch Water Podcast: "The reality is that the people who win are the people who buck the system, who don't follow the rules. Break all the rules. … If you can follow the letter of the law (pause) gosh, I feel like maybe this isn't what we should be recording."	First Foundation failed to include needed context, including the below exchange that immediately followed: Lila: "Which is so interesting, because you follow a lot of rules." Allison: "Well, there's a cost to not following the rules. If you break the rules you might have to deal with the consequences that the system has provided for rule breakers."

. . . Why do they continue to mislead shareholders in their solicitation materials?

First Foundation Continues to Repeat Spurious Claims About Ms. Ball Regardless of the Facts

Schulte Roth & Zabel LLP

919 Third Avenue
New York, NY 10022
212.756.2000
212.593.5955 fax

www.srz.com

Michael E. Swartz
212.756.2471

Writer's E-mail Address
Michael.Swartz@srz.com

March 20, 2023

VIA E-MAIL

Craig Zieminski, Esq.
Vinson & Elkins LLP
2001 Ross Avenue, Suite 3900
Dallas, TX 75201
czieminski@velaw.com

Re: Driver's Nomination of Allison Ball

Dear Craig:

I write on behalf of Driver Opportunity Partners I LP ("Driver") in response to your letter to my co-counsel, Joseph L. Christensen, dated March 15, 2023 (the "Letter"). In your Letter, you contend that the materials submitted to nominate Allison Ball to the board of directors (the "Board") of First Foundation, Inc. ("First Foundation" or the "Company") do not comply with the advance notice provisions set forth in the Bylaws of First Foundation (the "Bylaws") because the materials purportedly do not disclose Ms. Ball's "employment" by Fair People for People, Inc. ("Fair People") d/b/a "Grata" or "Grata Pro" ("Grata"). You are incorrect.

First, Ms. Ball is not a Grata employee. In fact, all services she provides to Grata are exclusively in her capacity as a Partner at Accelerated Advisory Group, LLC ("Accelerated Advisory") pursuant to an Independent Contractor Agreement between Fair People and Accelerated Advisory (the "Agreement") in which Accelerated Advisory is the "Contractor." The objective of the Agreement is to "[d]evelop and execute product strategy to achieve business outcomes," with the Contractor serving the "functional role" of a "fractional CPO." All compensation for services provided are paid to Accelerated Advisory – not to Ms. Ball personally.

Second, in the nomination notice, dated December 30, 2022 (the "Nomination Notice"), Driver disclosed to the Company that Ms. Ball is a Partner at Accelerated Advisory, which it described as "a business advisor to visionary organizations." Notably, in its prior deficiency notices, the Company did not take the position that Driver was required to disclose the companies

Craig Zieminski, Esq.
March 20, 2023
Page 2

that Ms. Ball advised through Accelerated Advisory or any roles she held with them, presumably because no such disclosure is required.

Third, consistent with the prior point, Driver and Ms. Ball complied with all disclosure requirements under both the Bylaws and the Company's questionnaire (the "Questionnaire"). As noted in your Letter, the Bylaws required Driver to describe Ms. Ball's "business experience during the past five years and principal occupation" in accordance with Schedule 14A of the Exchange Act. As explained, Driver did so: All services Ms. Ball provides to Grata are through her position at Accelerated Advisory, which is described in the Nomination Notice.

In your Letter, you identify Questions 4 and 20 as questions in the Questionnaire that required disclosure of Ms. Ball's relationship with Grata. Similar to the above-mentioned disclosure required by the Bylaws, Question 4 asked for a summary of Ms. Ball's business experience during the past five years. Again, that information was provided to the Company.

Question 20 asks: "Can you exert significant influence, either directly or indirectly, over any entities, to the extent that the entity may be prevented from fully pursuing its own separate interests with regard to any transactions with the Company and its affiliates?" As Ms. Ball's relationship with Grata is purely advisory, Ms. Ball does not, and cannot, exert any significant influence over Grata, and disclosure of such relationship was not required. Indeed, the Agreement provides that "nothing in this Agreement shall create, or shall be construed as creating, any form of partnership, joint venture, or other affiliation that would operate to permit the Contractor to bind the Company, and the Contractor hereby agrees that [s]he will not represent to any third party that h[er] engagement by the Company is in any capacity other than as an independent contractor."

Moreover, Question 20 is expressly limited to control or influence that pertains "to any transactions with the Company and its affiliates." Grata is a mobile device application that provides customers a way to express recognition and gratitude to service workers, whether through tipping or other means.[1] Grata has nothing to do with banking or financial services. As such, it has no transactions, and is not likely to have any transactions, with the Company (or its affiliates), which is a regional, community bank. Further, Ms. Ball has no role with respect to Grata's relationships with any banks (and Grata does not bank with the Company in any event).[2]

Finally, the purported disclosure deficiency is immaterial. Indeed, your letter does not claim in any way that the services Ms. Ball provides to Grata through Accelerated Advisory are significant in any way to her qualifications to serve as a Company director. Grata is not a

1 ht

2 In
Driver su
Question
business of any corporation or other organization in which [Ms. Ball] was employed." As discussed above, Ms. Ball was never employed by Grata.

Craig Zieminski, Esq.
March 20, 2023
Page 3

competitor to First Foundation, nor does Grata have any other potential interests adverse to the Company.

If anything has become clear during the past several weeks in which Driver has sought to nominate candidates for election to the Board, the Board will leave no stone unturned and take every possible opportunity to entrench itself in office—*e.g.*, providing a late questionnaire, identifying alleged deficiencies only after the nomination window closed, and harassing nominees into withdrawal. Your Letter can now be added to the list: Rather than focus on the greatest banking emergency since the 2007-2008 financial crisis, First Foundation's Board instead appears fixated on marshalling its resources to prevent any challenge to its authority.

Sincerely,

Michael E. Swartz

First, Ms. Ball is not a Grata employee. In fact, all services she provides to Grata are exclusively in her capacity as a Partner at Accelerated Advisory Group, LLC ("Accelerated Advisory") pursuant to an Independent Contractor Agreement between Fair People and

Ms. Ball Has Never Been an Employee of Grata

Any Claims that Ms. Ball Failed to Disclose her Role as COO of Driver (Which Is Not Related to Driver Management) Are Patently False

DRIVER OPPORTUNITY PARTNERS I LP
c/o Driver Management Company LLC
1266 E. Main Street
Suite 700R
Stamford, CT 06902

December 30, 2022

BY EMAIL, OVERNIGHT DELIVERY AND HAND DELIVERY

First Foundation Inc.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
Attn: Catharine Kelly Rentzel
Executive Vice President, General Counsel and Corporate Secretary

Re: Notice of Stockholder Nomination of Individuals for Election as Directors at the 2023 Annual Meeting of Stockholders of First Foundation Inc.

Dear Ms. Rentzel:

This letter serves as notice to First Foundation Inc., a Delaware corporation ("FFWM" or the "Company"), as to the nomination by Driver Opportunity Partners I LP ("Driver Opportunity" or the "Nominating Stockholder"), a stockholder of record of the Company, of nominees for election to the Board of Directors of the Company (the "Board") at the 2023 annual meeting of stockholders of FFWM, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

(i) As to each person whom the Nominating Stockholder proposes to nominate for election or reelection as a director:

(A) All information relating to such Nominee that is required to be disclosed in solicitations of proxies for election of directors in a contested election, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act:

Allison Ball, age 40, is an Investment Partner for Hanover Technology Investment Management, an early stage technology investment management firm, since July 2020, and a Partner at Accelerated Advisory Group, LLC, a business advisor to visionary organizations, since May 2020. Previously, Ms. Ball was a Co-Founder and Board Member for Assembly, a post-COVID technology company in the hospitality space, from April 2020 to November 2021; Vice President of Product for VSCO, a photography mobile app, from April 2018 to April 2020; and in multiple positions for Meta Platforms, Inc. (NASDAQ: META) (f/k/a Facebook, Inc. (NASDAQ: FB) ("Facebook")), a multinational technology conglomerate, including as Product Leader from 2016 to April 2018, Public Figure Product Lead, Media Product Management from 2013 to 2015, Strategic Partner Manager, Media Partnerships from 2012 to 2013 and Manager and Global Authenticity Lead, Community Operations from 2011 to 2012. Additionally, Ms. Ball served as Chief Operating Officer of Driver, a genomics-driven cancer therapeutics start-up focused on Stage IV lung cancer, from 2015 to 2016. She began her career as an Investment Banking Analyst for The Goldman Sachs Group, Inc. (NYSE: GS), a leading global investment banking, securities and investment management firm.

2

from 2004 to 2005. Ms. Ball also advises and coaches start-up CEOs and technology leaders on leadership, product development and growth strategy. Ms. Ball received her A.B. in English Language and Literature from Princeton University.

Authenticity Lead, Community Operations from 2011 to 2012. Additionally, Ms. Ball served as Chief Operating Officer of Driver, a genomics-driven cancer therapeutics start-up focused on Stage IV lung cancer, from 2015 to 2016. She began her career as an Investment Banking Analyst for The Goldman Sachs Group, Inc. (NYSE: GS), a leading global investment banking, securities and investment management firm.